Exhibit 99.1

News Release

October 26, 2017

Turquoise Hill to announce third quarter financial results on November 2, 2017

Turquoise Hill Resources will announce its third quarter 2017 financial results on Thursday, November 2, 2017 after markets close in North America.

The Company will host a conference call and webcast to discuss third quarter 2017 results on Friday, November 3, 2017 at 10:30 am EDT/7:30 am PDT. The conference call can be accessed through the following dial-in details:

North America: 210 229 8839 | 844 815 4964

International: +1 210 229 8839

The conference call will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. An archived playback of the call will be available on the Company’s website.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com